SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 11-K

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1993

                Commission file number 1-3004




                   Illinois Power Company
                   Incentive Savings Plan
                  (Full title of the plan)




                   Illinois Power Company
                    500 South 27th Street
                   Decatur, Illinois 62525

           (Name of issuer of the securities held
            pursuant to the plan and the address
             of its principal executive office.)





                   ILLINOIS POWER COMPANY


                   INCENTIVE SAVINGS PLAN


               REPORT AND FINANCIAL STATEMENTS




                      DECEMBER 31, 1993


                   ILLINOIS POWER COMPANY

                   INCENTIVE SAVINGS PLAN


  Index to Financial Statements and Supplementary Schedules


                                                  Page

Report of Independent Accountants                    1


Financial Statements:

     Statement of Net Assets Available for Plan
     Benefits as of December 31, 1993 and 1992     2-3

     Statement of Changes in Net Assets Available
     for Plan Benefits for the years ended
     December 31, 1993 and 1992                    4-5

     Notes to Financial Statements                 6-9


Supplementary Information:

     Schedule I   - Schedule of Assets Held for Investment

     Schedule II  - Schedule of Reportable Transactions

         NOTE: Schedules not included with this additional financial data have been omitted because they are not applicable.


One Boatmaen's Plaza
St. Louis, MO  63101

Price Waterhouse

REPORT OF INDEPENDENT ACCOUNTANTS

June 27, 1994

To the Participants and Administrator
of the Illinois Power Company
Incentive Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Illinois Power Company Incentive Savings Plan at December 31, 1993 and 1992 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Price Waterhouse

Illinois Power Company
Incentive Savings Plan
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 1993



ASSETS: Money Market Fund Guaranteed Investment Fund Equity Income
Fund Retirement Growth Fund Balanced Fund Stock Fund Loan Fund 1993 Total
Cash and Temporary Cash Investments $0 $50,118 $0 $0 $0 $27,771 $21,293 $99,182
Investments at Fair
Value 1,496,393 16,963,410 14,786,455 18,363,867 5,141,146 13,895,518 0 70,646,7
89
    Total
Investments 1,496,393 17,013,528 14,786,455 18,363,867 5,141,146 13,923,289 21,2
93 70,745,971

Dividends & Interest Receivable 3,953 83,390 33 33 78 141 15 87,643
Employee Contributions Receivable 623 6,234 (61) 4,287 340 (127) 0 11,296
Employer Contributions                     Total
Receivable 0 0 0 0 0 1,038,     Liabilities 0 1,213 0 0 0 1
121 0 1,038,121                 2,504 0 13,717
Loans
Outstanding 0 0 0 0 0 0 3,0        NET ASSETS AVAILABLE FOR
52,950 3,052,950                              PLAN BENEFITS
Pending Fund-to-Fund                             $1,496,987
Transfers (3,982) (10,231)                      $17,091,708
3,896 1,202 (18) 815 8,318                      $14,790,323
0                                               $18,369,389
    Other Assets                                 $5,141,546
 594 79,393 3,868 5,522 400                     $14,949,735
 1,038,950 3,061,283 4,190,                      $3,082,576
010                             $74,922,264
           Total
Assets 1,496,987 17,092,921
 14,790,323 18,369,389 5,14
1,546 14,962,239 3,082,576
74,935,981
LIABILITIES:                    See Accompanying Notes to
Investment Purchases            Financial Statements
Payable 0 0 0 0 0 3,947 0 3
,947
Other Accrued Expenses 0
 1,213 0 0 0 8,557 0 9,770
    Transfers (111,435) (131,047) 93,912 132,710 39,295 (15,449) (7,986) 0
                                   Total
Assets 1,607,175 16,496,098 9,801,541 12,401,307 4,260,977 13,186,662 2,534,292
                               60,288,052
                                LIABILITIES:
                                Accrued Expenses 0 0 0 0 0 7,549 0 7,549
                                    Total Liabilities 0 0 0 0 0 7,549 0 7,549
ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN             NET ASSETS AVAILABLE FOR
                                              PLAN BENEFITS
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $1,607,175
As of December 31, 1992                         $16,496,098
                                                 $9,801,541
                                                $12,401,307
                                                 $4,260,977
          ASSETS:                               $13,179,113
     Money Market Fund                           $2,534,292
Guaranteed Investment Fund      $60,280,503
    Equity Income Fund
  Retirement Growth Fund
       Balanced Fund
        Stock Fund
         Loan Fund
                            1992 TotalSee Accompanying Notes to
                           Investments at FairFinancial Statements
Value $1,714,000 $16,522,448 $9,707,629 $12,268,597 $4,221,682 $11,934,344 $2,50
                                                               8,350 $58,877,050
            Dividends & Interest Receivable 4,610 102,568 0 0 0 0 33,928 141,106
                       Employee Contributions Receivable 0 2,129 0 0 0 0 0 2,129
               Employer Contributions Receivable 0 0 0 0 0 1,267,767 0 1,267,767
                                                            Pending Fund-to-Fund
                                       Interest
                                Income 45,736 1,109,665 751
                                 1,124 490 2,627 37 1,160,4
ILLINOIS POWER COMPANY          30
INCENTIVE SAVINGS PLAN                 Loan
                                Interest 0 0 0 0 0 0 189,52
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS0 189,520
For the year Ended December 31, 1993       Net Change in Fair
 Money Market Fund Guaranteed Investment Fund Equity Income Fund Retirement Value of
Growth Fund Balanced Fund Stock Fund Loan Fund 1993 Total
Investments 2,045 (7,382) 1
Sources of Participants' Equity:,777,096 1,330,919 27,379 8
                                5,591 0 3,215,648
   Contributions:                47,781 1,102,283 2,274,996
                                 3,042,033 289,629 562,462
Employee $171,018 $1,750,818 $1,716,594 $2,397,133 $1,073,895 $67,671 $0
$7,177,189,557 7,508,741
129                             Application of
       Employer 0 0 0 0 0 1,662,448 0 1,662,448Participants'
       Fund-to-Fund             Equity:
Transfers (260,077) (1,724,784) 1,335,911 798,918 (374,373) (162,150) 386,555 0
  Loan
       Plan-to-Plan             Repayments 0 0 0 0 0 0 28,9
Transfers (493) 678 (15,016) (7,679) 419 (59,429) 8,352 (73,168)31 28,931
 (89,552) 26,712 3,037,489 3,188,372 699,941 1,508,540 394,907 8,766,409
Distributions to Active
    Investment Activities:      &              Terminated
       Dividend Income 0 0 497,149 1,709,990 261,760 474,244 0 2,943,143
Participants 68,417 518,636
                                 323,518 262,323 109,001 27
                                3,043 7,945 1,562,883
                                    Administrative &
                                Miscellaneous
Expenses 0 14,749 185 0 0 2
7,337 (696) 41,575
 68,417 533,385 323,703 262
,323 109,001 300,380 36,180     ILLINOIS POWER COMPANY
 1,633,389                      INCENTIVE SAVINGS PLAN
Increase in Net Assets
Available for Plan              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
Benefits (110,188) 595,610      For the Year Ended December 31, 1992
4,988,782 5,968,082 880,569      Money Market Fund Guaranteed Investment Fund
                                Equity Income Fund Retirement
 1,770,622 548,284 14,641,7     Growth Fund Balanced Fund Stock Fund Loan Fund
                                1993 Total
61                              Sources of Participants' Equity:
Net Assets Available for
Plan Benefits, Beginning of         Contributions:
Year 1,607,175 16,496,098 9
,801,541 12,401,307 4,260,9     Employee $211,295 $2,176,766 $1,171,467
$1,862,006 $1,126,382 $0 $0 $6,547,916
77 13,179,113 2,534,292 60,            Employer 0 0 0 0 0 1,851,645 0 1,851,645
280,503                                Fund-to-Fund
NET ASSETS AVAILABLE FOR        Transfers (307,473) (943,091) 229,071 267,785
449,555 (269,841) 573,994 0
PLAN BENEFITS, END OF                  Plan-to-Plan
YEAR $1,496,987 $17,091,708     Transfers 14,923 39,096 42,200 95,587 25,140
39,700 22,229 278,875
 $14,790,323 $18,369,389 $5      (81,255) 1,272,771 1,442,738 2,225,378
1,601,077 1,621,504 596,223 8,678,436
,141,546 $14,949,735 $3,082         Investment Activities:
,576 $74,922,264                       Dividend Income 0 0 330,276 2,218,659
203,003 416,283 0 3,168,221





See Accompanying Notes to
Financial Statements
                   Interest     60 18,641 104,331 10,449 46
Income 62,342 1,199,618 0 0     2,515
            0 0 0 1,261,960     Increase in Net Assets
                       Loan     Available for Plan
Interest 0 0 0 0 0 0 188,27     Benefits (45,571) 2,340,514
                  7 188,277      2,537,284 3,275,665 1,830,
         Net Change in Fair     710 1,225,191 774,051 11,93
                   Value of     7,844
Investments 0 0 837,871 (1,     Net Assets Available for
071,412) 45,271 (708,265) 0     Plan Benefits, Beginning of
                  (896,535)     Year 1,652,746 14,155,584 7
 62,342 1,199,618 1,168,147     ,264,257 9,125,642 2,430,26
 1,147,247 248,274 (291,982     7 11,953,922 1,760,241 48,3
        ) 188,277 3,721,923     42,659
             Application of     NET ASSETS AVAILABLE FOR
              Participants'     PLAN BENEFITS, END OF
                    Equity:     YEAR $1,607,175 $16,496,098
    Distributions to Active      $9,801,541 $12,401,307 $4,
  &              Terminated     260,977 $13,179,113 $2,534,
Participants 26,658 122,080     292 $60,280,503
 73,601 96,960 18,641 78,80
           3 10,449 427,192
             Administrative
Fees 0 9,795 0 0 0 25,528 0
                     35,323
 26,658 131,875 73,601 96,9     See Accompanying Notes to
                                Financial Statements
                                deduction up to the legal dollar limit.
                                Participants may
                                also make after-tax contributions in cash or by
                                payroll
  ILLINOIS POWER COMPANY        deduction.  Total contributions are limited
                                to the
  INCENTIVE SAVINGS PLAN        applicable percentage limit set by law.  A
                                participant may
                                also "roll-over" into the Plan amounts
                                previously invested
                                in another retirement plan.
NOTES TO FINANCIAL STATEMENTS
                                There are six investment funds maintained by the
NOTE 1 - DESCRIPTION OF PLAN:   Trustee, the Money Market Fund, the Guaranteed
                                Investment
                                Fund, the Equity Income Fund, the Retirement
                                Growth Fund,
                                the Balanced Fund, and the Stock Fund.
                                Participants have
  General:                      the option of directing their contributions into
                                any or all
                                of the funds in the proportions they choose.
They may change their direction otions or transfer amoutns from fund to fund on a monthly basis.

options or transfer amounts from fund
Plan) is sponsored by Illinois Power Company (the Company).to fund on a monthly basis.
The Plan became effective as of June 1, 1984, and is administered by the Company. Assets of the Plan are held
The Company contributes a monthly matching contribution and managed by State Street Bank and Trust Company ofto the Plan equal to 25% of the first $160 of the
Boston, Massachusetts (the Trustee), as trustee andparticipants' monthly before-tax contributions. All Company custodian. The purpose of the Plan is to enablematching contributions are paid in shares of Illinois Power participants to defer federal income tax on a portion ofCompany common stock and are contained in the Stock Fund.
their salaries as allowed by the Internal Revenue Code. TheDividends on stock held in the Stock Fund are reinvested for Plan is subject to and in compliance with the provisions ofthe participants in additional shares of the Company's the Employee Retirement Income Security Act of 1974 (ERISA)common stock.
as amended.

  Participation:

  All salaried employees of the Company are eligible to participate in the Plan. Participation is voluntary. Upon termination of employment with the Company, active participation ceases. Former employees can choose to liquidate their accounts or to leave them in the Plan.
Earnings will continue to accrue on undistributed accounts.
All accounts, whether for active or former employees, are fully vested.

  Plan Amendment:

  In March, 1993, the Plan was amended to add an Illinois
Power Stock Fund to the available investment options.
Effective April 1, 1993, participants are able to direct any or all of their contributions to this fund, which invests in Illinois Power Company common stock.

  Contributions:

  Participants may make before-tax contributions by payroll
                                  The Company has an Incentive Compensation
arrangement in
which employees can earn cash and Company stock if the Company achieves specified performance goals. Shares awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these shares are reinvested in Company stock and allocated to participants' accounts in the Stock Fund.

  Shares previously held in the Tax Reduction Act Stock
Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

                                  ESOP:            the form of cash and/or
                                                  Company common stock.
                                  In October 1990, the Board
of Directors authorized                                           Loans:
amendments to the Incentive
Savings Plan to provide for
The Plan allows participants to borrow from their before-the implementation of and tax and TRASOP accounts an amount not to exceed 50% of those Employee Stock Ownership account balances. Interest is charged on these loans at a Plan (ESOP) arrangement.
rate commensurate with interest rates charged by persons in Under this arrangement, the the business of lending money for similar type loans. The
Company, pursuant to
period of repayment ranges from 1 to 10 years. Loan authorization granted by the repayments are made by payroll deductions authorized by the ICC, loaned $35 million to participant and by optional cash payments. Interest paid on the Trustee of the ESOP in the loan is credited to the participant's account. The
January 1991.  The loan
Trustee maintains a Loan Fund to hold the balances of proceeds were used to participants' loans.
purchase 2,049,975 shares of
the Company's common stock
on the open market.  These
shares are held in the ESOP
and are allocated to the
accounts of eligible
participating employees as
they are earned through the
Match or Incentive
Compensation features of the
Plan.

                                  As of December 31, 1993,
86,154 and 120,485 shares
have been allocated to
salaried employees for
Company Match and Incentive
Compensation, respectively.

                                  Distributions:

                                  Distributions as provided
for in the Plan are made to
Plan participants or their
beneficiaries no later than
120 days following the close
of the Plan year in which
the terminated participant
reaches age 65 unless an
earlier distribution is
requested.  All
distributions are made in
  Plan Termination:

  It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      In accordance with
                                             generally accepted
                                                 accounting principles,
                 Basis of Accounting:          these payments are not a
                                               liability of the plan at
                     The accompanying Plan         December 31, 1993.
financial statements are                   However, the Department of
prepared on the accrual                           Labor requires these
basis of accounting.                           payments to be recorded as
                                            a liability on the Form
                Investments:                  5500 - Annual Return/Report
                                                of Employee Benefit Plan.
                Investments are stated at     Accordingly, the net assets
current value based on the                  available for benefits as
latest quoted market price                    reflected in the Form 5500
or at fair value as                              are less than the net
determined by the Trustee.                  assets presented on the
                                               Statement of Net Assets
                Distributions Payable:        Available for Plan
                                                               Benefits.
                                  As of December 31, 1993,
distributions approved for                                           Income:
payment by the Plan are as
follows:                                      Interest and dividend
                                              income is accrued as
                                earned.
Money Market Fund
$    0                               Net appreciation
                                (depreciation) of
Guaranteed Investment Fund      investments is comprised of
51,307                          the change in market value
                                compared to the cost of
Equity Income Fund              investments retained in the
11,515                          Incentive Savings Plan, and
                                realized gains or losses on
Retirement Growth Fund          security transactions which
3,000                           represent the difference
                                between proceeds received
Balanced Fund                   and average cost.  For the
3,446                           purpose of allocation to
                                participants, the Company's
Stock Fund                      common stock is valued by
38,537                          the Plan at actual cost;
                                however, current value is
                                used at the time of
$107,805                        distribution to
                                participants and results in
                                a realized gain or loss as
reflected in the Statement
of Changes in Net Assets
Available for Plan
Benefits.

  Expenses:

  Certain expenses incurred
in the administration of
the Plan are paid by the
Plan rather than the
Company.  The expenses paid
by the Plan include ESOP
record keeping fees,
trustee administrative
fees, and guaranteed
insurance contract fees.
All other expenses incurred
in the operation of the
Plan are paid by the
Company.

  Income Taxes:

     The Plan obtained its
latest determination letter
on May 16, 1985, in which
the Internal Revenue
Service stated that the
Plan, as then designed, was
in compliance with the
applicable requirements of
the Internal Revenue Code.
The Plan has been amended
since receiving the
determination letter.
However, the plan
administrator believes that
the Plan is currently
designed and being operated
in compliance with the
applicable requirements of
the Internal Revenue Code.
Therefore, no provision for
income taxes has been
included in the Plan's
financial statements.

NOTE 3 - INVESTMENTS            11,437,157
         Phoenix Balanced Fund                   265,682    4,221,682
  Plan investments are received, invested and held by the4,056,159
Trustee. Individual investments that represent 5% or moreFirst National Bank of Chicago of the Plan's net assets available for benefits include:  8.95% Bank Investment
               Contract, Maturity 6/30/93                  1    6,089,020
                                              December 31,6,089,020
1993                            Pacific Mutual Life Insurance Company
                                  7.51% Guaranteed Insurance
                Contract, Maturity 6/30/94                  1    6,142,938
Fair Market                     6,142,938
         Investment                      Units      ValueNew York Life Insurance
Cost                              Company 5.6% Guaranteed
                                  Insurance Contract,
Fidelity Equity Income Fund             436,952  $14,786,455  Maturity 6/30/94
                           1    4,290,490
$11,266,588                     4,290,490
Fidelity Retirement Growth Fund       1,012,341   18,363,867Illinois Power
Company Common
16,365,695                        Stock                                 538,405
  11,934,344
Phoenix Balanced Fund                   320,720    5,141,14611,752,675
4,996,121
Pacific Mutual Life Insurance CompanyNOTE 4 - TRANSACTIONS WITH
  7.51% Guaranteed Insurance    PARTIES-IN-INTEREST
  Contract, Maturity 6/30/94                  1    5,526,382
5,526,382                         At December 31, 1993, the
New York Life Insurance         Plan held 628,046 shares of
  Company 5.6% Guaranteed       the Company's common stock
  Insurance Contract,           with a cost and market
  Maturity 6/30/94                            1    5,004,506value of $13,002,010
 and
5,004,506                       $13,895,518, respectively.
Pacific Mutual Life Insurance CompanyDuring the year ended
  4.85% Guaranteed Insurance Contract,December 31, 1993, the Plan
  Maturity 6/30/96                            1    6,432,522purchased 125,754
shares in
6,432,522                       77 transactions at a cost
Illinois Power Company Common   of $5,278,327 and also sold
  Stock                                 628,046   13,895,51855,343 shares in 78
13,002,010                      transactions, the proceeds
                                of which totaled
                                $1,395,741.  Net gains
                                              December 31,realized on the sales
1992                            amounted to $33,078.  The
                                transactions are allowable
Fair Market                     party-in-interest
         Investment                      Units      Valuetransactions under
Section
Cost                            408(e) of the ERISA
                                regulations.
Fidelity Equity Income Fund             334,630   $9,707,629
$7,745,591                        During the year ended
Fidelity Retirement Growth Fund         746,265   12,268,597December 31, 1993,
the Plan
invested in short-term
investment funds at State
Street Bank and Trust
Company.  Transactions with
the State Street Short-term
Investment Fund included
335 purchases and 258 sales
which totaled $7,890,299
and $8,008,724,
respectively.  These
transactions are allowable
party-in-interest
transactions under Section
408(b)(8) of the ERISA
regulations.
                                                                    SCHEDULE I



                             ILLINOIS POWER COMPANY

                             INCENTIVE SAVINGS PLAN
                       EIN--37-0344645 PN--005


                Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                           December 31, 1993


(a)     (b) Identity of  (c) Description   (d) Cost      (e) Current
        issuer,          of investment                   value
        borrower,        including
        lessor, or       maturity date,
        similar party    rate of
                         interest,
                         collateral, par
                         or maturity
                         value.
        Fidelity Equity  Income oriented   $11,266,588   $14,786,455
        Income Fund      equity mutual
                         fund
        Fidelity         Growth oriented    16,365,695    18,363,867
        Retirement       mutual fund
        Growth Fund
        Phoenix          Balanced mutual     4,996,121     5,141,146
        Balanced Series  fund
        Pacific Mutual   4.85%               6,432,522     6,432,522
        Life Insurance   Guaranteed
        Company          Insurance
                         Contract,
                         maturing
                         6/30/96
        Pacific Mutual   7.51%               5,526,382     5,526,382
        Life Insurance   Guaranteed
        Company          Insurance
                         Contract,
                         maturing
                         6/30/94
        New York Life    5.6% Guaranteed     5,004,506     5,004,506
        Insurance        Insurance
        Company          Contract,
                         maturing
                         6/30/94
        Participant      Rate of                 ---       3,052,950
        Loans            interest was 7%
*       Illinois Power   Common stock       13,002,010    13,895,518
        Company
*       State Street     Money market        1,595,575     1,595,575
        Short-term       fund
        Investment Fund



* Identified as being a party-in-interest to the Plan.

                                                                     SCHEDULE II

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN
EIN--37-0344645  PN--005

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

Transactions Involving an Amount in Excess of 5% of the Current Value of Plan Assets
(Reportable Transactions)
For the Year Ended December 31, 1993

(a)            (b)        (c)         (d)      (e)      (f)      (g) Cost      (h)      (i) Net
Identity    Descripti   Purchase    Selling   Lease   Expense    of asset    Current    gain or
of party      on of      price       price    rental  incurred               value of     loss
involved      asset                                     with                 asset on
                                                     transacti              transacti
                                                         on                  on date
Pacific     Guarantee   $15,978,3  $15,537,3     N/A        N/A  $15,537,3         N/A         $0
Mutual      d                  59         97                            97
Insurance   Insurance
Company,    Contracts
New York
Life
Insurance
Company,
First
National
Bank of
Chicago
Fidelity    Equity      4,202,144    896,314     N/A        N/A    681,147         N/A    215,167
Investment  Income
s           Mutual
            Fund
Fidelity    Retiremen   6,106,173  1,339,363     N/A        N/A  1,177,635         N/A    161,728
Investment  t Growth
s           Mutual
            Fund
Phoenix     Balanced    1,765,226    874,622     N/A        N/A    825,265         N/A     49,357
Investment  Mutual
s           Fund
Illinois    Common      5,278,327  1,395,741     N/A      1,959  1,360,704         N/A     33,078
Power       Stock
Company
State       Money       7,890,299  8,008,724     N/A        N/A  8,008,724         N/A          0
Street      Market
Bank &      Fund
Trust
Company










                          SIGNATURE


    Pursuant to the requirements of the Securities
    Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Illinois Power
    Company
                                        Incentive
    Savings Plan



                                        By /s/ Larry S.
    Brodsky
                                        Larry S. Brodsky
                                        Vice-President

    Date: June 29, 1994






                        EXHIBIT INDEX

                   Exhibits Filed Herewith




Exhibit No.                    Description

    1       Consent of Independent Accountants












                                                   EXHIBIT 1




             CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278), as amended, of Illinova Corporation of our report on the Illinois Power Company Incentive Savings Plan for the year ended December 31, 1993, dated June 27, 1994 which is incorporated by reference in this Form 11-K.




/s/PRICE WATERHOUSE


One Boatmen's Plaza
St. Louis, Missouri
June 27, 1994








             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 11-K

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1993

                Commission file number 1-3004




                   Illinois Power Company
    Incentive Savings Plan for Employees Covered Under a
               Collective Bargaining Agreement
                  (Full title of the plan)




                   Illinois Power Company
                    500 South 27th Street
                   Decatur, Illinois 62525

           (Name of issuer of the securities held
            pursuant to the plan and the address
             of its principal executive office.)























                        ILLINOIS POWER COMPANY


                        INCENTIVE SAVINGS PLAN
                    FOR EMPLOYEES COVERED UNDER A
                   COLLECTIVE BARGAINING AGREEMENT


                   REPORT AND FINANCIAL STATEMENTS




                          DECEMBER 31, 1993










                        ILLINOIS POWER COMPANY

                        INCENTIVE SAVINGS PLAN
                    FOR EMPLOYEES COVERED UNDER A
                   COLLECTIVE BARGAINING AGREEMENT

      Index to Financial Statements and Supplementary Schedules





    Page

    Report of Independent Accountants
    1

    Financial Statements:

      Statement of Net Assets Available for Plan
    Benefits
        as of December 31, 1993 and 1992
    2-3

      Statement of Changes in Net Assets Available for Plan Benefits for the years ended
        December 31, 1993 and 1992
    4-5

      Notes to Financial Statements
    6-9

    Supplementary Information:

      Schedule I   - Schedule of Assets Held for
    Investment

      Schedule II  - Schedule of Reportable Transactions




    NOTE:   Schedules not included with this additional
    financial data
               have been omitted because they are not applicabl
                                                              e
                                                              .



                                                   One
Boatmen's Plaza
                                                   St.
Louis, MO  63101

Price Waterhouse




              REPORT OF INDEPENDENT ACCOUNTANTS



June 27, 1994


To the Participants and Administrator
of the Illinois Power Company
Incentive Savings Plan for Employees
Covered Under a Collective Bargaining Agreement


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement at December 31, 1993 and 1992 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Price Waterhouse









ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 1993

                   Money   Guarantee   Equity    Retireme   Balanced   Stock     Loan     1993
                   Market      d       Income       nt        Fund      Fund     Fund    Total
                    Fund   Investmen    Fund      Growth
 ASSETS:                     t Fund                Fund
 Cash and               $0    $25,668        $0         $0        $0   $31,819  $3,813   $61,300
 Temporary Cash
 Investments
 Investments at    1,493,4  11,148,24  6,724,45   10,064,0  1,714,52  14,175,0       0  45,319,7
 Fair Value             05          4         3         78         7        45                52
     Total         1,493,4  11,173,91  6,724,45   10,064,0  1,714,52  14,206,8   3,813  45,381,0
 Investments            05          2         3         78         7        64                52

 Dividends &         3,975     54,184        10         16         3       121       4    58,313
 Interest
 Receivable
 Employee              314      2,987   (2,075)    (2,832)       853        59       0     (694)
 Contributions
 Receivable
 Employer                0          0         0          0         0  1,070,71       0  1,070,71
 Contributions                                                               1                 1
 Receivable
 Loans                   0          0         0          0         0         0  1,246,  1,246,40
 Outstanding                                                                       402         2
 Pending Fund-to-  (2,853)   (12,406)   (7,102)      (944)   (3,602)   (1,623)  28,530         0
 Fund Transfers
     Other           1,436     44,765   (9,167)    (3,760)   (2,746)  1,069,26  1,274,  2,374,73
 Assets                                                                      8     936         2

                   1,494,8  11,218,67  6,715,28   10,060,3  1,711,78  15,276,1  1,278,  47,755,7
 Total Assets           41          7         6         18         1        32     749        84
 LIABILITIES:
 Investment              0          0         0          0         0       785       0       785
 Purchases
 Payable
 Other Accrued           0        911         0          0         0    10,486       0    11,397
 Expenses
                         0        911         0          0         0    11,271       0    12,182
 Total
 Liabilities

 NET ASSETS        $1,494,  $11,217,7  $6,715,2   $10,060,  $1,711,7  $15,264,  $1,278  $47,743,
 AVAILABLE FOR         841         66        86        318        81       861    ,749       602
 PLAN BENEFITS



See Accompanying Notes to Financial Statements







ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 1992

               Money   Guarante   Equity   Retireme   Balanced  Stock Fund    Loan    1992 Total
              Market      ed      Income      nt        Fund                  Fund
ASSETS:        Fund    Investme    Fund     Growth
                        nt Fund              Fund
Investments   $1,425,0  $9,641,1  $4,098,2  $6,682,0  $1,158,7   $12,964,65  $936,14  $36,906,02
at Fair             00        03        72        79        72            3        2           1
Value
Dividends &      3,897    58,995         0         0         0            0   11,350      74,242
Interest
Receivable
Employee             0       361         0       240         0            0        0         601
Contribution
s Receivable
Employer             0         0         0         0         0    1,264,102        0   1,264,102
Contribution
s Receivable
Pending Fund-   28,529  (32,073)    51,851    38,707     9,809    (101,420)    4,597           0
to-Fund
Transfers
    Total     1,457,42  9,668,38  4,150,12  6,721,02  1,168,58   14,127,335  952,089  38,244,966
Assets               6         6         3         6         1
LIABILITIES:
Accrued              0         0         0         0         0        7,721        0       7,721
Expenses
    Total            0         0         0         0         0        7,721        0       7,721
Liabilities
              $1,457,4  $9,668,3  $4,150,1  $6,721,0  $1,168,5   $14,119,61  $952,08  $38,237,24
NET ASSETS          26        86        23        26        81            4        9           5
AVAILABLE
FOR PLAN
BENEFITS




See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 1993

                Money   Guarante     Equity    Retirement  Balance   Stock  Loan Fund     1993
               Market      ed        Income      Growth    d Fund    Fund                 Total
                Fund    Investme      Fund        Fund
                         nt Fund
Sources of
Participants'
Equity:


Contributions
:
               $286,85   $1,654,4  $1,163,077  $1,691,427  $531,57  $52,480         $0   $5,379,8
Employee             7         12                                4                             27
                     0          0           0           0        0  1,788,2          0   1,788,23
Employer                                                                 39                     9
       Fund-   (271,88   (313,118     550,530     183,437  (57,598  (411,94    320,582          0
to-Fund             7)          )                                )       6)
Transfers
       Plan-       493      (678)      15,016       7,679    (419)   59,429    (8,352)     73,168
to-Plan
Transfers
                15,463   1,340,61   1,728,623   1,882,543  473,557  1,488,2    312,230   7,241,23
                                6                                        02                     4

Investment
Activities:
                     0          0     217,789     937,939   85,188  499,344          0   1,740,26
Dividend                                                                                        0
Income
                43,571    678,544         474         895      260    2,112         12    725,868
Interest
Income
       Loan          0          0           0           0        0        0     41,603     41,603
Interest
       Net     (1,713)         34     774,481     726,277    1,232   95,256          0   1,595,56
Change in                                                                                       7
Fair Value of
Investments
                41,858    678,578     992,744   1,665,111   86,680  596,712     41,615   4,103,29
                                                                                                8
Application
of
Participants'
Equity:
    Loan             0          0           0           0        0        0     40,404     40,404
Repayments
                19,906    459,245     156,204     208,362   17,037  909,428          0   1,770,18
Distributions                                                                                   2
to Active &
Terminated
Participants
                     0     10,569           0           0        0   30,239   (13,219)     27,589
Administrativ
e &
Miscellaneous
Expenses
                19,906    469,814     156,204     208,362   17,037  939,667     27,185   1,838,17
                                                                                                5
Increase in     37,415   1,549,38   2,565,163   3,339,292  543,200  1,145,2    326,660   9,506,35
Net Assets                      0                                        47                     7
Available for
Plan Benefits
Net Assets     1,457,4   9,668,38   4,150,123   6,721,026  1,168,5  14,119,    952,089   38,237,2
Available for       26          6                               81      614                    45
Plan
Benefits,
Beginning of
Year
NET ASSETS     $1,494,   $11,217,  $6,715,286  $10,060,31  $1,711,  $15,264  $1,278,74   $47,743,
AVAILABLE FOR      841        766                       8      781     ,861          9        602
PLAN
BENEFITS, END
OF YEAR

See Accompanying Notes to Financial Statements



ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 1992

                    Money   Guarante    Equity  Retireme   Balance    Stock     Loan      1993
                   Market      ed       Income     nt       d Fund    Fund      Fund     Total
                    Fund    Investme     Fund    Growth
                             nt Fund              Fund
Sources of
Participants'
Equity:


Contributions:
       Employee    $307,333  $1,867,0   $707,86  $1,295,5   $441,23        $0       $0  $4,619,0
                                   91         4        70         9                           97
       Employer           0         0         0         0         0  1,888,85        0  1,888,85
                                                                            7                  7
       Fund-to-      59,188  (311,094   264,868   187,842   (50,575  (461,563  311,334         0
Fund Transfers                      )                             )         )
       Plan-to-    (14,923)  (39,096)   (42,200  (95,587)   (25,140  (39,700)  (22,229  (278,875
Plan Transfers                                )                   )                  )         )
                    351,598  1,516,90   930,532  1,387,82   365,524  1,387,59  289,105  6,229,07
                                    1                   5                   4                  9
    Investment
Activities:
       Dividend           0         0   134,202  1,212,02    54,669   463,581        0  1,864,47
Income                                                  1                                      3
       Interest      45,775   684,902         0         0         0         0        0   730,677
Income
       Loan               0         0         0         0         0         0   61,662    61,662
Interest
       Net Change         0         0   357,307  (551,826    15,361  (743,098        0  (922,256
in Fair Value of                                        )                   )                  )
Investments
                     45,775   684,902   491,509   660,195    70,030  (279,517   61,662  1,734,55
                                                                            )                  6
Application of
Participants'
Equity:
    Distributions    14,180   260,114    47,864    54,740       424   328,073    3,394   708,789
to Active &
Terminated
Participants
                          0     6,285         0         0         0    27,364        0    33,649
Administrative
Fees
                     14,180   266,399    47,864    54,740       424   355,437    3,394   742,438
Increase in Net     383,193  1,935,40   1,374,1  1,993,28   435,130   752,640  347,373  7,221,19
Assets Available                    4        77         0                                      7
for Plan Benefits
Net Assets         1,074,23  7,732,98   2,775,9  4,727,74   733,451  13,366,9  604,716  31,016,0
Available for             3         2        46         6                  74                 48
Plan Benefits,
Beginning of Year
NET ASSETS         $1,457,4  $9,668,3   $4,150,  $6,721,0   $1,168,  $14,119,  $952,08  $38,237,
AVAILABLE FOR            26        86       123        26       581       614        9       245
PLAN BENEFITS,
END OF YEAR




See Accompanying Notes to Financial Statements

                   ILLINOIS POWER COMPANY

                   INCENTIVE SAVINGS PLAN
                FOR EMPLOYEES COVERED UNDER A
               COLLECTIVE BARGAINING AGREEMENT

                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

       General:

       The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the Plan) is sponsored by Illinois Power Company (the Company). The Plan became effective as of January 1, 1987, and is administered by the Company. Assets of the Plan are held and managed by State Street Bank and Trust Company of Boston, Massachusetts (the Trustee), as trustee and custodian. The purpose of the Plan is to enable participants to defer federal income tax on a portion of their salaries as allowed by the Internal Revenue Code. The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

       Participation:

       All employees of the Company who are covered under a collective bargaining agreement are eligible to participate in the Plan. Participation is voluntary. Upon termination of employment with the company, active participation ceases. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

       Plan Amendment:

       In March, 1993, the Plan was amended to add an Illinois Power Stock Fund to the available investment options. Effective April 1, 1993, participants are able to direct any or all of their contributions to this fund, which invests in Illinois Power Company common stock.

       Contributions:

       Participants may make before-tax contributions by payroll deduction up to the legal dollar limit.
Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

       There are six investment funds maintained by the Trustee, the Money Market Fund, the Guaranteed Investment fund, the Equity Income Fund, the Retirement Growth Fund, the Balanced Fund, and the Stock Fund. Participants have the option of directing their contributions into any or all of the funds in the proportions they choose. They may change their direction options or transfer amounts from fund to fund on a monthly basis.

       The Company contributes a monthly matching contribution to the Plan equal to 25% of the first $160 of the participants' monthly before-tax contributions. All Company matching contributions are paid in shares of Illinois Power Company common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are reinvested for the participants in additional shares of the Company's common stock.

       The Company has an Incentive Compensation arrangement in which employees can earn cash and Company stock if the Company achieves specified performance goals. Shares awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these shares are reinvested in Company stock and allocated to participants' accounts in the Stock Fund.

       Shares previously held in the Tax Reduction Act Stock
Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.
       ESOP:

       In October 1990, the Board of Directors authorized amendments to the Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the ICC, loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,049,975 shares of the Company's common stock on the open market. These shares are held in the ESOP and are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

       As of December 31, 1993, 93,763 and 122,513 shares have been allocated to bargaining unit employees for Company
Match and Incentive Compensation, respectively.

       Distributions:

       Distributions as provided for in the Plan are made to Plan participants or their beneficiaries no later than 120 days following the close of the Plan year in which the terminated participant reaches age 65 unless an earlier distribution is requested. All distributions are made in the form of cash and/or Company common stock.

       Loans:

       The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed 50% of those account balances. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. The period of repayment ranges from 1 to 10 years. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

       Plan Termination:

       It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Basis of Accounting:

       The accompanying Plan financial statements are prepared on the accrual basis of accounting.

       Investments:

       Investments are stated at current value based on the latest quoted market price or at fair value as determined by the Trustee.

       Distributions Payable:

         As of December 31, 1993, distributions approved for payment by the Plan are as follows:

                       Money Market Fund
$    0
                       Guaranteed Investment Fund
21,124
                       Equity Income Fund
45,402
                       Retirement Growth Fund
37,851
                       Balanced Fund
0
                       Stock Fund
36,283


$140,660


  In accordance with generally accepted accounting principles, these payments are not a liability of the plan at December 31, 1993. However, the Department of Labor requires these payments to be recorded as a liability on the Form 5500 - Annual Return/Report of Employee Benefit Plan. Accordingly, the net assets available for benefits as reflected in the Form 5500 are less than the net assets presented on the Statement of Net Assets Available for Plan Benefits.

  Income:

  Interest and dividend income is accrued as earned.

  Net appreciation (depreciation) of investments is comprised of the change in market value compared to the cost of investments retained in the Plan, and realized gains or losses on security transactions which represent the difference between proceeds received and average cost. For the purpose of allocation to participants, the Company's common stock is valued by the Plan at actual cost; however, current value is used at the time of distribution to participants and results in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

  Expenses:

  Certain expenses incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees, trustee administrative fees, and guaranteed insurance contract fees. All other expenses incurred in the operation of the Plan are paid by the Company.

  Income Taxes:

  The Plan obtained its latest determination letter on June
23, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The
Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue
Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
NOTE 3 - INVESTMENTS

  Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                                                 December
31, 1993


Fair Market
         Investment                        Units      Value
Cost

Fidelity Equity Income Fund              198,713   $6,724,453
$5,347,095
Fidelity Retirement Growth Fund          554,800   10,064,078
9,076,894
New York Life Insurance
  Company 5.6% Guaranteed
  Insurance Contract, Maturity 6/30/94          1   3,759,712
3,759,712
Pacific Mutual Life Insurance Company
  7.51% Guaranteed Insurance
  Contract, Maturity 6/30/94                    1   3,127,689
3,127,689
Pacific Mutual Life Insurance Company
  4.85% Guaranteed Insurance
  Contract, Maturity 6/30/96                    1   4,260,843
4,260,843
Illinois Power Company Common
  Stock                                   640,680  14,175,045
13,314,730


                                                 December 31,
1992

Fair Market
         Investment                        Units      Value
Cost

Fidelity Equity Income Fund               141,271  $4,098,272
$3,368,492
Fidelity Retirement Growth Fund           406,452   6,682,079
6,317,747
New York Life Insurance
  Company 5.6% Guaranteed
  Insurance Contract, Maturity 6/30/94          1   2,927,372
2,927,372
First National Bank of Chicago
  8.95% Bank Investment
  Contract, Maturity 6/30/93                    1   3,301,555
3,301,555
Pacific Mutual Life Insurance Company
  7.51% Guaranteed Insurance
  Contract, Maturity 6/30/94                    1   3,412,176
3,412,176
Illinois Power Company Common
  Stock                                   585,973  12,964,653
12,830,840




NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     At December 31, 1993, the Plan held 640,680 shares of the Company's common stock with a cost and market value of $13,314,730 and $14,175,045, respectively. During the year ended December 31, 1993, the Plan purchased 122,502 shares in 84 transactions at a cost of $5,242,054 and also sold 86,158 shares in 92 transactions, the proceeds of which totaled $2,129,289. Net gains realized on the sales amounted to $77,628. The transactions are allowable party-in-interest transactions under Section 408(e) of the ERISA regulations.

     During the year ended December 31, 1993, the Plan invested in short-term investment funds at State Street Bank and Trust Company. Transactions with the State Street Short-term Investment Fund included 341 purchases and 250 sales which totaled $5,184,189 and $5,054,488, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.
                                                    Schedule
I

                   ILLINOIS POWER COMPANY

                   INCENTIVE SAVINGS PLAN
     FOR EMPLOYEES COVERED UNDER A COLLECTIVE BARGAINING
                          AGREEMENT
                  EIN--37-0344645  PN--006


      Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
            For the Year Ended December 31, 1993







(a)  (b) Identity   (c) Description   (d) Cost     (e)
     of issuer,     of investment                  Current
     borrower,      including                      value
     lessor, or     maturity date,
     similar party  rate of
                    interest,
                    collateral, par
                    or maturity
                    value.
     Fidelity       Income oriented   $            $
     Equity Income  equity mutual     5,347,095    6,724,45
     Fund           fund                           3
     Fidelity       Growth oriented
     Retirement     mutual fund       9,076,894    10,064,0
     Growth Fund                                   78
     Phoenix        Balanced mutual
     Balanced       fund              1,687,068    1,714,52
     Series                                        7
     Pacific        4.85% Guaranteed
     Mutual Life    Insurance         4,260,843    4,260,84
     Insurance      Contract,                      3
     Company        maturing 6/30/96
     Pacific        7.51% Guaranteed
     Mutual Life    Insurance         3,127,689    3,127,68
     Insurance      Contract,                      9
     Company        maturing 6/30/94
     New York Life  5.6% Guaranteed
     Insurance      Insurance         3,759,712    3,759,71
     Company        Contract,                      2
                    maturing 6/30/94
     Participant    Rate of Interest        ---
     Loans          was 7%                         1,246,40
                                                   2
*    Illinois       Common Stock
     Power Company                    13,314,730   14,175,0
                                                   45
*    State Street   Money market
     Short-term     fund              1,554,706    1,554,70
     Investment                                    5
     Fund


   * Identified as being a party-in-interest to the Plan

                                                 SCHEDULE II

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A COLLECTIVE
BARGAINING AGREEMENT
EIN--37-0344645  PN--006

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

Transactions Involving an Amount in Excess of 5% of the Current Value of Plan Assets (Reportable Transactions)
For the Year Ended December 31, 1993


(a) Identity of (b)          (c)       (d)       (e)       (f)     (g) Cost    (h)     (i) Net
party involved  Description   Purchase   Selling    Lease    Expense   of asset  Current   gain or
                of asset      price     price     rental   incurre              value      loss
                                                                  d with                 of
                                                                  transac              asset
                                                                   tion                  on
                                                                                      transac
                                                                                        tion
                                                                                        date
Pacific Mutual       Guaranteed    $10,606,4  $9,099,3       N/A      N/A   $9,099,32      N/A        $0
Insurance Company,   Insurance            61        21                              1
New York Life        Contracts
Insurance Company,
First National Bank
of Chicago
Fidelity Investments Equity        2,419,515   561,160       N/A      N/A     440,913      N/A   120,247
                     Income
                     Mutual Fund
Fidelity Investments Retirement    3,604,779   952,745       N/A      N/A     845,632      N/A   107,113
                     Growth
                     Mutual Fund
Phoenix Investments  Balanced        830,825   277,305       N/A      N/A     264,815      N/A    12,490
                     Mutual Fund
Illinois Power       Common        5,242,054  2,129,28       N/A    2,866   2,048,795      N/A    77,628
Company              Stock                           9
State Street Bank &  Money         5,184,189  5,054,48       N/A      N/A   5,054,488      N/A         0
Trust Company        Market Fund                     8


                                                   SCHEDULE III

ILLINOIS POWER COMPANY

INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A COLLECTIVE
BARGAINING AGREEMENT
EIN--37-0344645  PN--006

SCHEDULE OF TRANSACTIONS WITH PARTIES-IN-INTEREST
For the Year Ended December 31, 1993

Identity of issuer   Relationshi   Descripti  Purchase  Selling   Cost of   Net Gain
                      p to Plan      on of     price     price     Asset   or (loss)
                                   transacti                                   on
                                      ons                                  transacti
                                                                              ons
Illinois Power       Plan          Illinois   $5,242,0  $2,129,2  $2,069,     $59,653
Company              Sponsor       Power            54        89      636
                                   Company
                                   common
                                   stock, no
                                   par value
                                   (Transact
                                   ions are
                                   the
                                   aggregate
                                   of 77
                                   purchases
                                   and 78
                                   sales.)
State Street Bank    Trustee       State                5,184,18  5,054,4           0
and Trust Company                  Street                      9       88           -
                                   Bank
                                   Short-
                                   term
                                   Investmen
                                   t Fund
                                   (Transact
                                   ions are
                                   the
                                   aggregate
                                   of 335
                                   purchases
                                   and 258
                                   sales.)



















                          SIGNATURE


    Pursuant to the requirements of the Securities
    Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Illinois Power Company
                                 Incentive Savings Plan
    for
                                 Employees Covered Under
    a
                                 Collective Bargaining
    Agreement




                                 By /s/ Larry S. Brodsky
                                 Larry S. Brodsky
                                 Vice-President

    Date: June 29, 1994






                        EXHIBIT INDEX

                   Exhibits Filed Herewith




Exhibit No.                    Description

    1       Consent of Independent Accountants












                                                   EXHIBIT 1




             CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278), as amended, of Illinova Corporation of our report on the Illinois Power Company Incentive Savings Plan for Employees
Covered Under a Collective Bargaining Agreement for the year ended December 31, 1993, dated June 27, 1994 which is incorporated by reference in this Form 11-K.




/s/PRICE WATERHOUSE


One Boatmen's Plaza
St. Louis, Missouri
June 27, 1994